Exhibit 99.1

Ballard Powered Fuel Cell Electric Bus Achieves 25,000 Hours of Revenue Operation

VANCOUVER and LONDON, Aug. 29, 2017 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that a fuel cell electric bus powered by Ballard's FCveloCity®-HD6 fuel cells has achieved a new durability record with more than 25,000 hours of revenue service. This is equivalent to operating a bus on a 14-hour daily schedule, 5-days per week for 6.9 years with no significant maintenance to the fuel cell stack, a core engine component.

The bus – and several others nearing the 25,000-hour operating threshold – are part of a Transport for London fleet of 8 fuel cell buses, all powered by Ballard FCveloCity® engines. These buses, originally funded under the Clean Hydrogen in European Cities (CHIC) fuel cell bus program, have been carrying paying passengers on London's Tower Gateway route since 2010.

"The achievement of 25,000 hours of revenue service is an important industry and corporate milestone," said Rob Campbell, Ballard's Chief Commercial Officer. "Zero-emission fuel cell propulsion systems for heavy duty vehicles such as transit buses have proven highly reliable in demanding applications. We are now moving into commercial scaling as market demand for fuel cell electric buses reaches an inflection point in key global markets. Ballard's cumulative learning through our unparalleled field experience is a major competitive differentiator."

Ballard's seven generations of FCveloCity® fuel cell engines have been deployed in buses in 15 countries on 5 continents during the past 10 years. Over this period Ballard has worked with 13 bus manufacturers to develop a variety of fuel cell bus configurations that have been deployed in a wide range of climatic conditions and operated under a host of demanding duty cycles. Ballard-powered fuel cell buses have now traveled more than 11 million kilometers (6.8 million miles) cumulatively in revenue service globally, equivalent to circling the globe 275 times.

Ballard is seeing increased market demand for FCveloCity® fuel cell engines of various sizes for use in a number of different vehicle types, including buses, trucks and rail. Fuel cell electric buses manufactured and integrated by Ballard's partners and equipped with Ballard FCveloCity® engines typically offer a host of important attributes, including:

•	400 kilometer (250 mile) range between refuelings;
•	Rapid refueling, typically about 7 minutes;
•	Improved fuel economy compared to diesel buses (1.5x) and CNG buses (more than 2x);
•	Route flexibility, with no need for en-route recharging, such as overhead catenary wiring; and
•	Reduced noise and smoother ride for improved passenger riding experience.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:15e 29-AUG-17